UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number

333-107830-05

333-129533

333-166516-01

333-177718

Big Heart Pet Brands

(Exact name of registrant as specified in its charter)

One Maritime Plaza San Francisco, California, 94111 Telephone: (415) 247-3000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

8 5/8% Senior Subordinated Notes due 2012 6 3/4% Senior Subordinated Notes due 2015 7 1/2% Senior Subordinated Notes due 2019 7.625% Senior Notes due 2019

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:         0

Pursuant to the requirements of the Securities Exchange Act of 1934, Big Heart Pet Brands has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	March 23, 2015	By:	/s/ Timothy S. Ernst
Name: Timothy S. Ernst
Title: Secretary